UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

(Amendment No. 6 as to Mr. William T. Comfort, III and

Amendment No. 12 as to LDN Stuyvie Partnership)

J.L. Halsey Corporation (JLHY.OB)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

William T. Comfort, III

127-131 Sloane Street

4th Floor, Liscartan House

London, SW1X 9AS, United Kingdom

44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LDN Stuyvie Partnership/73-1526937

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,662,752

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,662,752

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. William T. Comfort, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,170,000

	8.	Shared Voting Power 31,662,752

	9.	Sole Dispositive Power 4,170,000

	10.	Shared Dispositive Power 31,662,752

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 22, 2006, December 7, 2006, February 5, 2007 and March 12, 2007 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of J. L. Halsey Corporation (the “Issuer”). This Amendment No. 12 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000, January 13, 2003, August 22, 2006, December 7, 2006, February 5, 2007, and March 12, 2007 with respect to the Common Stock of the Issuer.  Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

On March 16, 2007, the Partnership purchased from Texas Addison Limited Partnership, a Texas limited partnership (“Addison”), 4,166,667 shares of Common Stock of the Issuer held by Addison for a purchase price of $0.75 per share ($3,375,000 in the aggregate) pursuant to an Agreement and Mutual Release, dated as of March 8, 2007, by and among the Issuer, the Partnership, Mr. Comfort, Addison, David R. Burt and Andrew Richard Blair (the “Agreement”).  The execution of the Agreement was previously reported by the Reporting Persons on Schedule 13D.  The Partnership used its own funds to purchase the Common Stock.

Item 4.	Purpose of Transaction

The purpose of the purchase transaction described in Item 3 was to allow (i) the Partnership to acquire a larger interest in the Issuer and (ii) Addison to dispose of a portion of its interest.  As of the date of this filing, however, there are no specific plans or proposals of either Reporting Person which relate to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer's business or corporate structure;

(g)                                 Changes in the Issuer's charter, bylaws or instruments corresponding  thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of  securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

(j)                                     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

(1)                                  Mr. Comfort may be deemed to beneficially own in the aggregate 35,832,752 shares of Common Stock of the Issuer, representing approximately 36.5% of the outstanding shares of Common Stock of the Issuer. Of such shares, Mr. Comfort has sole voting and dispositive power with respect to 4,170,000 shares, and shared voting and dispositive power with respect to 31,662752 shares as the general partner of the Partnership.

(2)                                  The Partnership may be deemed to beneficially own in the aggregate 31,662,752 shares of Common Stock of the Issuer, representing approximately 32.2% of the outstanding shares of Common Stock of the Issuer. Of such shares, the Partnership has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 31,662,752 shares.

(b)

(1)                                  Of the 4,170,000 shares of Common Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, all such shares are held of record by Mr. Comfort. Of the 31,662,752 shares of Common Stock of the Issuer over which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the Partnership.

(2) Of the 31,662,752 shares of Common Stock of the Issuer of which the Partnership has shared voting and dispositive power, all such shares are held of record by the Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3.

Item 7.	Material to Be Filed as Exhibits

10.1                           Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership and Andrew Richard Blair (previously filed as Exhibit 10.1 to Schedule 13D filed by the Reporting Persons on March 12, 2007, and is incorporated by reference)

99.1                           Joint filing stated, dated January 10, 2003, between the Reporting Persons (previously filed as Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on January 13, 2003, and is incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

Dated: March 19, 2007	By:	/s/ William T. Comfort, III
William T. Comfort, III
General Partner

WILLIAM T. COMFORT, III

Dated: March 19, 2007		/s/ William T. Comfort, III

EXHIBIT INDEX

10.1                           Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership and Andrew Richard Blair (previously filed as Exhibit 10.1 to Schedule 13D filed by the Reporting Persons on March 12, 2007, and is incorporated by reference)

99.1                           Joint filing stated, dated January 10, 2003, between the Reporting Persons (previously filed as Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on January 13, 2003, and is incorporated herein by reference)